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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66547

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 AND ENDING 12/31/2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OFFICIAL USE ONLY
FIRM ID. NO.

Arclight Securities, LLC

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St. # 1821
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Woods	(630) 687-1225
(Name)	(Area Code - Telephone No.)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Veraja-Snelling & Company
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 03 2008
Washington, DC
101

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)

The accompanying notes are an integral part of these financial statements

OATH OR AFFIRMATION

I, James Prendergast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Arclight Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________ Signature

Managing Member Title

2/29/08 Date

Subscribed and sworn to before me this

29th day of February, 2008

Notary Public

"OFFICIAL SEAL"
Jean L. Kern
Notary Public, State of Illinois
My Commission Expires Sept. 21, 2009

This report** contains (check all applicable boxes)

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Income (Loss)
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x]	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x]	(h)	Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	A copy of the SIPC Supplemental Report
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x]	(o)	Independent Auditors' Report on Internal Accounting Control
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

ARCLIGHT SECURITIES, LLC
ANNUAL AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2007

TABLE OF CONTENTS

VERAJA-SNELLING & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT

To the Members
Arclight Securities, LLC
440 S. LaSalle, #1821
Chicago, IL 60605

We have audited the accompanying statement of financial condition of Arclight Securities, LLC (an Illinois limited liability company) as of December 31, 2007 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arclight Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Veraja-Snelling & Company
Glendale Heights, Illinois
February 21, 2008

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

VERAJA-SNELLING & COMPANY [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	ARCLIGHT SECURITIES, LLC	N	3		[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 [99]
SEC FILE NO. 8-66547 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1,603 [200]		$ 1,603 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	30,486,656 [295]		
B. Other	6,813 [300]	$ [550]	30,493,469 [810]
3. Receivables from non-customers	- [355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
Debt securities	- [419]		
Options	825,155 [420]		
Other securities	3,081,829 [424]		
Spot commodities	- [430]		3,906,984 [850]
5. Securities and/or other investments			
A. At cost $ 10,000 [130]			
B. At estimated fair value	[440]	10,000 [610]	10,000 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned , at cost		1,900,000 [650]	
C. Contributed for use of the company, at market value		[660]	1,900,000 [900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	- [680]	- [920]
11. Other assets	[535]	- [735]	- [930]
12. TOTAL ASSETS	$ 34,402,056 [540]	$ 1,910,000 [740]	$ 36,312,056 [940]

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	-	1114		1315	-	1560
B. Other	7,279	1115		1305	7,279	1540
15. Payable to non-customers		1155	-	1355	-	1610
16. Securities sold not yet purchased, at market value			33,269,646	1360	33,269,646	1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385	-	1685
18. Notes and mortgages payable						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. -Includes equity subordination (15c3-a(d)) of . . . . [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 7,279	1230	$ 33,269,646	1450	$ 33,276,925	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)	3,035,131	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			3,035,131	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 36,312,056	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC

For the period (MMDDYY) 01/01/07 [3932] to 12/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-	3945
b. From all other trading		(535,591)	3949
c. Total gain (loss)		(535,591)	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue		(6,740)	3990
7. Fees for account supervision, investment company shares			3975
8. Other revenue		1,228,467	3995
9. Total revenue	$	686,136	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder of		$	21,083	4120
11. Other employee compensation and benefits			50,357	4115
12. Commissions paid to other broker-dealers			156,844	4140
13. Interest expense			495,558	4075
a. Includes interest on accounts subject to subordina	4070			
14. Regulatory fees and expenses			186,832	4195
15. Other expenses			147,608	4100
16. Total expenses		$	1,058,282	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 1(		$	(372,146)	4210
18. Provision for Federal Income taxes (for parent only)				4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(372,146)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraord	$	(447,408)	4211

The accompanying notes are an intregal
part to these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC

For the period (MMDDY' 01/01/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 3,605,423	4240
A. Net income (loss)			(372,146)	4250
B. Additions (Includes non-conforming capital of	$	4262)	279,548	4260
C. Deductions (Includes non-conforming capital of		4272)	(477,694)	4270
2. Balance, end of period (From item 1800)			$ 3,035,131	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

The accompanying notes are an integral part of these financial statements

ARCLIGHT SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH PROVIDED BY/(USED BY) OPERATING ACTIVITIES		
Net Income	$	(372,146)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets		
Receivable from brokers or dealers-clearance		(20,907,929)
Receivable-other		468
Options		1,162,503
Other securities		(2,044,483)
Increase/(decrease) in liabilities		
Due to brokers or dealers-clearance		0
Securities sold not yet purchased		22,315,627
Payable-other		6,622
Accounts payable and accrued expenses		0
Total cash provided by/(used by) operations		160,662
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES		
Member contributions		279,548
Member distributions		(477,694)
Total cash provided by/(used by) financing activities		(198,146)
NET INCREASE/(DECREASE) IN CASH		(37,484)
CASH AT BEGINNING OF PERIOD		39,087
CASH AT END OF PERIOD	$	1,603
INTEREST PAID	$	495,558

The accompanying notes are an integral
part of these financial statements

ARCLIGHT SECURITIES, LLC
(an Illinois limited liability company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Arclight Securities, LLC ("the Company") was formed in the state of Illinois on May 25, 2004 and commenced activities on July 1, 2004. The Company is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company primarily engages in the proprietary trading of exchange-traded equity securities, equity and index options, and futures contracts.

As a limited liability company, the Company has a finite life and will cease to exist on January 1, 2015, unless the term is extended by amendment to the Operating Agreement, or unless the Company is sooner dissolved, and its affairs wound up in accordance with the Illinois Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value, with the exception of membership seats as discussed in Note 7.

Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Cash Deposits in Excess of Federally Insured Limits

From time to time, the Company may carry cash deposits in excess of federally insured limits. Management does not believe there is any significant risk of loss from cash.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. U.S. generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2007, nor material to the results of its operations for the period then ended.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with the related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker/dealer, all financial instruments are stated at quoted market value, which approximates fair value.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO BROKERS OR DEALERS

Amounts receivable from and payable to brokers and dealers at December 31, 2007 consist of the following:

	Receivable	Payable
Due to/from clearing firm – clearance	$30,486,656	$ 0
Due to/from clearing – options	825,155	0
Due to/from clearing – other securities	3,081,829	0
Securities sold not yet purchased	0	33,269,646
Total	$34,393,640	$33,269,646

NOTE 4 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2007, as well as the approximate quarterly average fair values of derivatives held during 2007:

	December 31, 2007	**Average during 2007**
Equity and index options assets	$ 825,155	$1,406,407
Equity and index options liabilities	7,338,455	3,878,116

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity, but do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

At December 31, 2007, a significant credit concentration existed in the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

The Company is engaged in various trading and brokerage activities with counter parties, primarily broker/dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 6 – NET CAPITAL REQUIREMENTS

At December 31, 2007, the Company's net capital as computed pursuant to the rules of the Chicago Stock Exchange was $708,872, which was $608,872 more than the minimum net capital requirement of $100,000.

NOTE 7 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of GSEC. The Company's investment in GSEC is reflected as investment in broker/dealer in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1,000,000.00 with GSEC, exclusive of its preferred stock investment.

NOTE 8 – MEMBERSHIP SEATS

The Company owns 4 seats on the Chicago Board Options Exchange ("CBOE"). As required by the rules of the exchange, these seats are carried at historic cost. During the year ended December 31, 2007, the Company received income in the amount $274,396 for the lease of these seats.

NOTE 9 – INCOME TAXES

No provision or credit has been made for federal income taxes as the Company has elected S-Corporation status for taxation purposes and all federal tax consequences are taxed directly to the individual members.

NOTE 10 – OPERATING LEASES

The Company leases its office on a month-to-month basis. Office lease expense totaled $39,600 for the year ended December 31, 2007.

NOTE 11 – OTHER REVENUE AND EXPENSES

Other revenue as follows:

Dividends	$ 1,671
Manufactured Income	321,222
Interest	19,283
S/S rebate	611,895
Other income	274,396
Total	$ 1,228,467

Other expenses as follows:

Brokerage	$ 13,885
Corporate	17,946
Communication and data costs	3,670
Occupancy	39,600
Professional fees	11,650
Total	$ 86,751

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 3,035,131	3480
2.	Deduct ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			3,035,131	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 3,035,131	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 1,910,000	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(1,910,000)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			1,125,131	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	322,649	3734		
	D. Undue Concentration	93,610	3650		
	E. Other (List) Loss To Convert	0	3736	(416,259)	3740
10.	Net Capital			$ 708,872	3750

NON-ALLOWABLE ASSETS

Investment in broker/dealer	$ 10,000
Membership seats at cost	1,900,000
	$ 1,910,000

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	44	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	608,872	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	708,144	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	7,279	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. market value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts(List)		3820	$	(	3830
19. Total aggregate indebtedness			$	7279	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)			%	1.03%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)			%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ARCLIGHT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2007

The company did not handle any customer cash or securities during the year ended December 31, 2007, and does not have any customer accounts.

ARCLIGHT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2007

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2007 and does not have any PAIB accounts.

ARCLIGHT SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2007

The Company did not handle any customer cash or securities during the year ended December 31, 2007 and does not have any customer accounts.

VERAJA-SNELLING & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Arclight Securities, LLC
440 S. LaSalle, #1821
Chicago, IL 60605

In planning and performing our audit of the financial statements of Arclight Securities, LLC for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Vasija Snelling & Company

Glendale Heights, Illinois

February 21, 2008

END